February 13, 2026

VIA E-MAIL

Kristen Freeman, Esq.
Senior Director, Counsel - ProShare Advisors LLC
7272 Wisconsin Avenue, 21st Floor
Bethesda, Maryland 20814

> **Re:** **ProShares Trust**
> Post-Effective Amendments on Form N-1A
> File Nos. 333-89822; 811-21114

Dear Ms. Freeman:

We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. On February 6, 2026 and February 9, 2026, ProShares Trust filed post-effective amendments on Form N-1A to add the series referenced in Appendix A attached hereto.

We will not perform a substantive review of these filings referenced in Appendix A until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

Rule 18f-4 limits fund leverage risk by requiring that an open-end fund's Value-at-Risk (VaR) does not exceed 200% of the VaR of a designated reference portfolio.[1] The fund's designated reference portfolio provides the unleveraged baseline against which to compare the fund's leveraged portfolio for purposes of identifying the fund's leverage risk under the rule. Accordingly, in defining the term "designated reference portfolio," rule 18f-4 provides that, if the fund's investment objective and strategy is to track the performance (including a leverage multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio.[2] As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.

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[1] Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.

[2] Rule 18f-4(a) (defining the term "Designated reference portfolio").

Each fund in the registrant's fund complex identified in <u>Appendix A</u> has an objective and strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities that it tracks (collectively, the fund's "reference assets") as the fund's designated reference portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

Because each of these funds has an objective and strategy to provide a leverage multiple or inverse multiple of the return of the fund's reference assets, each fund's reference assets provide the precise representation of the fund's unleveraged portfolio and therefore the appropriate baseline to calculate the fund's leverage risk under the rule. Accordingly, we question how the fund's derivatives risk manager could reasonably determine to use a baseline other than the reference assets and how the funds' directors, as fiduciaries, would be satisfied with the manager's choice.

*   *   *

We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact us at (202) 551-6921.

Sincerely,

Division of Investment Management

Appendix A

33 Act No.	Accession No	Complex	Entity Name	Filing Date	Series Names
333-89822	0001193125-26-041388	Proshares	Proshares Trust	2/6/2026	QuadPro Gold K-1 Free ETF
333-89822	0001193125-26-041388	Proshares	Proshares Trust	2/6/2026	QuadPro Silver K-1 Free ETF
333-89822	0001193125-26-041384	Proshares	Proshares Trust	2/6/2026	UltraPro Gold K-1 Free ETF
333-89822	0001193125-26-041384	Proshares	Proshares Trust	2/6/2026	UltraPro Silver K-1 Free ETF
333-89822	0001193125-26-041382	Proshares	Proshares Trust	2/6/2026	UltraPro Gold Miners
333-89822	0001193125-26-041382	Proshares	Proshares Trust	2/6/2026	UltraPro Magnificent 7
333-89822	0001193125-26-041375	Proshares	Proshares Trust	2/6/2026	QuadPro 20+ Year Treasury
333-89822	0001193125-26-041375	Proshares	Proshares Trust	2/6/2026	QuadPro Dow30
333-89822	0001193125-26-041375	Proshares	Proshares Trust	2/6/2026	QuadPro Financials
333-89822	0001193125-26-041375	Proshares	Proshares Trust	2/6/2026	QuadPro Gold Miners
333-89822	0001193125-26-041375	Proshares	Proshares Trust	2/6/2026	QuadPro Magnificent 7
333-89822	0001193125-26-041375	Proshares	Proshares Trust	2/6/2026	QuadPro QQQ
333-89822	0001193125-26-041375	Proshares	Proshares Trust	2/6/2026	QuadPro Russell2000
333-89822	0001193125-26-041375	Proshares	Proshares Trust	2/6/2026	QuadPro S&P500
333-89822	0001193125-26-041375	Proshares	Proshares Trust	2/6/2026	QuadPro Semiconductors
333-89822	0001193125-26-042993	Proshares	Proshares Trust	2/9/2026	QuadPro Bitcoin ETF
333-89822	0001193125-26-042993	Proshares	Proshares Trust	2/9/2026	QuadPro Ether ETF
333-89822	0001193125-26-042986	Proshares	Proshares Trust	2/9/2026	UltraPro Bitcoin ETF
333-89822	0001193125-26-042986	Proshares	Proshares Trust	2/9/2026	UltraPro Ether ETF